NEWS RELEASE

ALDA Pharmaceuticals Closes Private Placement for Gross Proceeds of $56,000

May 4, 2012 - Vancouver, BC, ALDA Pharmaceuticals Corp. (APH:TSX-V, “the Company”) is pleased to announce that on April 27, 2012 it closed the non brokered private placement of 560,000 Units (the “Units”) of ALDA Pharmaceuticals Corp. at a price of $0.10 per Unit, as previously announced by news releases dated April 17th  and April 19th, 2012, for proceeds to ALDA of $56,000 (the “Private Placement”).  The issued securities are subject to a four (4) month hold period until August 28, 2012.

Each Unit consists of one (1) common share of ALDA and one (1) share purchase warrant which will entitle the holder thereof to purchase one (1) additional common share of the Company for a period of twenty four (24) months from the closing date of the Offering at an exercise price of $0.15 per common share for the first twelve (12) months and $0.20 per common share during the next twelve (12) months.  The Company has paid finder’s fee of $5,600 pursuant to the Policies of the TSX Venture Exchange.

Proceeds from the Offering will be used by ALDA for general ongoing corporate and working capital purposes.

On behalf of:

ALDA Pharmaceuticals Corp.

Terrance G. Owen, Ph.D., MBA President and CEO owen.terrance@gmail.com

604-862-3439

Cautionary Note Regarding Forward-looking Statements: Information in this press release that involves ALDA’s expectations, plans, intentions or strategies regarding the future are forward-looking statements that are not facts and involve a number of risks and uncertainties. ALDA generally uses words such as “outlook,” “will,” “could,” “would,” “might,” “remains,” “to be,” “plans,” “believes,” “may,” “expects,” “intends,” “anticipates,” “estimate,” “future,” “plan,” “positioned,” “potential,” “project,” “remain,” “scheduled,” “set to,” “subject to,” “upcoming,” and similar expressions to help identify forward-looking statements. The forward-looking statements in this release are based upon information available to ALDA as of the date of this release, and ALDA assumes no obligation to update any such forward-looking statements. Forward-looking statements believed to be true when made may ultimately prove to be incorrect. These statements are not guarantees of the future performance of ALDA and are subject to risks, uncertainties and other factors, some of which are beyond its control and may cause actual results to differ materially from current expectations.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.